Exhibit 99.1
UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Mynd.ai, Inc.

Mynd.ai, Inc.
UNAUDITED CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars, except share and per share data, or otherwise noted)

	June 30, 2024	December 31, 2023
ASSETS
Current assets:
Cash and cash equivalents	$69,377	$91,784
Accounts receivable, net of allowance for credit losses of $1,617 and $2,599, respectively	67,660	63,865
Inventories	33,662	53,098
Prepaid expenses and other current assets	12,432	14,666
Due from related parties	2,319	2,759
Total current assets	185,450	226,172

Non-current assets:
Goodwill	45,545	46,924
Property, plant, and equipment, net	14,896	11,878
Intangible assets, net	48,647	51,450
Right-of-use assets	7,882	7,491
Deferred tax assets, net	16,659	56,381
Other non-current assets	4,684	4,094
Total non-current assets	138,313	178,218
Total assets	323,763	404,390

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	52,177	59,595
Accrued expenses and other current liabilities	37,243	45,389
Loans payable, current	21,292	31,942
Contract liabilities	16,107	14,110
Accrued warranties	15,449	17,871
Lease liabilities, current	4,011	4,412
Due to related parties	6,107	5,080
Current liabilities of discontinued operations	—	163
Total current liabilities	152,386	178,562

Non-current liabilities:
Loans payable, non-current (Note 14)	57,741	64,859
Loans payable, related parties, non-current	4,715	4,670
Contract liabilities, non-current	21,054	21,762
Lease liabilities, non-current	3,986	3,412
Deferred tax liabilities	1,197	1,317
Other non-current liabilities	3,814	4,250
Total non-current liabilities	92,507	100,270
Total liabilities	244,893	278,832
Commitments and contingencies (Note 15)
Shareholders’ equity:
Ordinary shares par value of $0.001; 990,000,000 shares authorized, 456,477,820 shares issued and outstanding as of both June 30, 2024 and December 31, 2023. 10,000,000 shares, $0.001 par value, without designation.	456	456
Additional paid-in capital	474,501	473,590
Accumulated other comprehensive income	3,724	3,513
Accumulated deficit	(401,630)	(353,890)
Total Mynd.ai, Inc. shareholders’ equity	77,051	123,669
Non-controlling interest	1,819	1,889
Total shareholders’ equity	78,870	125,558
Total liabilities and shareholders’ equity	$323,763	$404,390

See accompanying notes to the unaudited consolidated financial statements.

Mynd.ai, Inc.
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands of U.S. dollars, except share and per share data, or otherwise noted)

	Six months ended June 30,
	2024	2023
Revenue	$165,983	$222,497
Cost of sales	120,607	164,036
Gross profit	45,376	58,461
Operating expenses:
General and administrative	20,217	18,313
Research and development	13,413	18,508
Sales and marketing	22,497	30,315
Transaction related costs	125	8,472
Restructuring	1,218	2,170
Total operating expenses	57,470	77,778

Operating loss	(12,094)	(19,317)
Other income (expense):
Interest expense	(5,518)	(2,366)
Interest income	1,314	6
Gain on embedded derivative	9,249	—
Other income (expense), net	(1,066)	1,294
Total other income (expense)	3,979	(1,066)

Net loss from continuing operations, before income taxes	(8,115)	(20,383)
Income tax benefit (expense)	(39,631)	5,143
Net loss from continuing operations	(47,746)	(15,240)
Loss from discontinued operations, net of tax	(64)	(431)
Net loss	$(47,810)	$(15,671)

Net loss from continuing operations attributable to non-controlling interest	$(70)	$—
Net loss attributable to ordinary shareholders of Mynd.ai, Inc. from continuing operations	(47,676)	(15,240)
Net loss attributable to ordinary shareholders of Mynd.ai, Inc.	(47,740)	(15,671)

Basic and Diluted
Net loss per share attributable to ordinary shareholders of Mynd.ai, Inc. from continuing operations	$(0.10)	$(0.04)
Net loss per share attributable to ordinary shareholders of Mynd.ai, Inc. from discontinued operations	—	—
Net loss per share attributable to ordinary shareholders of Mynd.ai, Inc.	(0.10)	(0.04)
Weighted average shares outstanding used in calculating net loss per share	456,477,820	426,422,220
See accompanying notes to the unaudited consolidated financial statements.

Mynd.ai, Inc.
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(in thousands)

	Six months ended June 30,
	June 30, 2024	June 30, 2023
Net loss	$(47,810)	$(15,671)
Change in foreign currency translation adjustments	211	(1,920)
Total comprehensive loss	(47,599)	(17,591)
Less: comprehensive loss attributable to non-controlling interest	(70)	—
Comprehensive loss attributable to Mynd.ai Inc.	$(47,529)	$(17,591)
See accompanying notes to the unaudited consolidated financial statements.

Mynd.ai, Inc.
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(in thousands, except for share and per share data)

	Ordinary Shares	Amount	APIC	AOCI	Accumulated Deficit	Total Mynd.ai Shareholders' Equity	Non - controlling Interest	Total Shareholders' Equity
Balance as of January 1, 2024	456,477,820	$456	$473,590	$3,513	$(353,890)	$123,669	$1,889	$125,558
Net loss	—	—	—	—	(47,740)	(47,740)	(70)	(47,810)
Foreign currency translation	—	—	—	211	—	211	—	211
Share-based compensation	—	—	1,131	—	—	1,131	—	1,131
Other equity adjustments	—	—	(220)	—	—	(220)	—	(220)
Balance as of June 30, 2024	456,477,820	$456	$474,501	$3,724	$(401,630)	$77,051	$1,819	$78,870

Balance as of January 1, 2023	426,422,220	$426	$448,065	$4,546	$(316,026)	$137,011	$—	$137,011
Net loss	—	—	—	—	(15,671)	(15,671)	—	(15,671)
Foreign currency translation	—	—	—	(1,920)	—	(1,920)	—	(1,920)
Contributions from Controlling Shareholder	—	—	2,707	—	—	2,707	—	2,707
Balance as of June 30, 2023	426,422,220	$426	$450,772	$2,626	$(331,697)	$122,127	$—	$122,127

See accompanying notes to the unaudited consolidated financial statements.

Mynd.ai, Inc.
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Six months ended June 30,
	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(47,810)	$(15,671)
Loss from discontinued operations, net of tax	64	431
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	4,044	2,526
Deferred taxes	39,480	(5,143)
Non-cash lease expense	2,894	960
Non-cash interest expenses	2,290	—
Amortization of RDEC credit	(588)	(372)
Gain on embedded derivative	(9,249)	—
Share-based compensation	1,131	—
Change in fair value of earn out liabilities	36	79
Loss on disposal of property, plant and equipment	44	—
Change in operating assets and liabilities:
Accounts receivable	(4,411)	(23,078)
Inventories	19,531	36,578
Prepaid expenses and other assets	2,558	(300)
Prepaid subscriptions	—	1,424
Due from related parties	409	1,345
Accounts payable	(6,221)	(8,367)
Accrued expenses and other liabilities	(8,495)	(8,408)
Accrued warranties	(2,378)	3,148
Due to related parties	1,028	(1,409)
Contract liabilities	1,397	5,484
Lease obligations - operating leases	(3,042)	(1,148)
Net cash used in operating activities - continuing operations	(7,288)	(11,921)
Net cash used in operating activities - discontinued operations	(64)	(429)
Net cash used in operating activities	(7,352)	(12,350)

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property, plant and equipment	(1,084)	(236)
Internal-use software development costs	(3,499)	(1,556)
Repayment of loan receivable, related party	—	8,019
Net cash (used in) provided by investing activities	(4,583)	6,227

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of Revolver	(16,770)	(29,000)
Proceeds from Revolver	6,000	28,000
Contingent consideration payments	—	(716)
Repayment of Paycheck Protection Program Loan	(96)	(96)
Proceeds from NetDragon group loans	—	119
Net cash used in financing activities	(10,866)	(1,693)

Net change in cash and cash equivalents	(22,801)	(7,816)

Cash and cash equivalents, beginning of period	91,784	29,312
Exchange rate effects	394	(268)
Cash and cash equivalents, end of period	$69,377	$21,228

Supplemental disclosure of non-cash investing and financing activities transactions:
Convertible notes issued in exchange for accrued PIK interest	$1,643	$—
Decrease in goodwill due to measurement period adjustments relating to business acquisition, net	$1,228	$—
Lease assets acquired in exchange for lease liabilities	$3,555	$550

Supplemental disclosure of cash transactions:
Cash paid for interest	$2,730	$—
Cash refund, net of cash paid for taxes	$967	$678

See accompanying notes to the unaudited consolidated financial statements.

Mynd.ai, Inc.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of U.S. dollars, except share and per share data, or otherwise noted)

Note 1.    Organization
Mynd.ai, Inc. ("the Company"), a Cayman Islands company, provides global, end-to-end, learning solutions and collaboration tools to help teachers, schools, students, and professionals realize their greatest potential. The Company's global headquarters is in Seattle, Washington, U.S., and it conducts its business through its various subsidiaries throughout the world, with operations principally focused in the U.S., Europe, and the U.K.
Note 2.    Summary of Significant Accounting Policies
Basis of Presentation
The accompanying unaudited consolidated financial statements as of June 30, 2024 and for the six months ended June 30, 2024 and June 30, 2023 have been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP") for interim financial information and the rules and regulations of the Securities and Exchange Commission (the “SEC”) for a foreign private issuer. Accordingly, they do not include all of the information and notes required by U.S. GAAP for annual financial statements. Certain information and footnote disclosures normally included in the annual financial statements prepared in accordance with U.S. GAAP have been omitted, provided such omission is not misleading or prohibited by the rules and regulations of the SEC.

In the opinion of management, the unaudited consolidated financial statements contain all normal and recurring adjustments necessary for the fair presentation of the interim periods presented. Operating results for the six months ended June 30, 2024 are not necessarily indicative of the results that may be expected for the year ended December 31, 2024. The financial data presented herein should be read in conjunction with the audited consolidated financial statements and accompanying notes included in the Company's Annual Report on Form 20-F for the year ended December 31, 2023 filed with the SEC on March 27, 2024 (the “2023 Form 20-F”).

On December 13, 2023, NetDragon Websoft Holdings Limited (“NetDragon”) and Gravitas Education Holdings, Inc. (“GEHI”) completed a series of transactions (the "Merger") that resulted in (i) GEHI divesting its business in China, (ii) NetDragon transferring its education businesses outside of China to eLMTree Inc. (“eLMTree"), (iii) eLMTree becoming a wholly owned subsidiary of GEHI, and (iv) GEHI changing its name to “Mynd.ai, Inc.” The Merger was accounted for as a business combination in accordance with ASC 805, Business Combinations. While GEHI was the legal acquirer of eLMTree, the transaction has been accounted for as a reverse acquisition, and consequently, eLMTree was identified as the acquirer for accounting purposes. The financial statements of the Company prior to closing of the Merger reflect the consolidated and combined financial statements of eLMTree (See Note 3 - Business Combinations). These consolidated and combined financial statements were derived from the separate records maintained by NetDragon, who continues to be a controlling shareholder of the Company (the "Controlling Shareholder"). The financial statements include estimated expense allocations for certain corporate functions historically provided by NetDragon. These allocations may not be reflective of the actual expenses that would have been incurred had the Company operated as a separate entity apart from NetDragon.

As a result of the reverse acquisition, all shares and per share amounts for all periods presented in the accompanying financial statements and notes thereto have been adjusted retroactively. The Company calculated basic loss per share for each comparative period prior to the acquisition date by dividing net loss of the accounting acquirer attributable to ordinary shareholders by the accounting acquirer’s historical weighted-average number of ordinary shares outstanding. The Company calculated the weighted-average number of ordinary shares outstanding (the denominator of the EPS calculation), including the equity interests issued by the legal acquirer to effect the reverse acquisition, as the number of ordinary shares outstanding from the beginning of that period to the acquisition date computed on the basis of the weighted-average number of ordinary shares of the accounting acquirer outstanding during the period multiplied by an exchange ratio derived from the shares exchanged at the Merger date.

Mynd.ai, Inc.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of U.S. dollars, except share and per share data, or otherwise noted)
The Company represents the consolidated operations of eLMTree Inc. and subsidiaries and Global Eduhub Holdings Limited and subsidiaries ("GEH Singapore"). The eLMTree segment consists of a number of legal entities, including Promethean World Limited and its consolidated subsidiaries (“Promethean”) and Edmodo, LLC (“Edmodo”). The GEH Singapore segment represents Singapore-based kindergarten and student care services that have historically been reported as part of GEHI prior to the Merger.
On September 22, 2022, eLMTree abandoned the operations of the North America geographic region of the Edmodo business. In applying FASB ASC 205-20 Presentation of Financial Statements – Discontinued Operations and ASC 360 Property, Plant, and Equipment, the Company determined the abandonment qualified for discontinued operations presentation and as such, the consolidated financial statement have been retroactively adjusted, where applicable, to give effect to the discontinued operations for all periods presented (See Note 20 - Discontinued Operation).
Basis of Consolidation
The unaudited consolidated financial statements include the accounts of the Company, its wholly owned subsidiaries, and its partially owned subsidiaries and non-controlling interests. All intercompany balances and transactions have been eliminated in consolidation.
Use of Estimates
The preparation of the consolidated financial statements, in conformity with U.S. GAAP, requires management to make estimates and assumptions that affect the application of policies and the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Important estimates and assumptions relate to revenue recognition, impairment of obsolete and slow-moving inventories, valuation of assets acquired and liabilities assumed in business combinations, evaluation of finite-lived tangible and intangible assets, goodwill and indefinite-lived intangible assets for impairment, valuation of embedded derivatives, and valuation allowance for deferred tax assets. These estimates and judgments are subject to change based on experience and new information which could result in outcomes that require a material adjustment to the carrying amounts of assets or liabilities affecting future periods. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized prospectively.

Liquidity and Capital Resources
As of June 30, 2024, the Company had $69,377 in cash and cash equivalents and net working capital of $33,064. During the six months ended June 30, 2024, the Company had net cash outflows from continuing operations of $7,288 and net cash outflows of $7,352 after considering discontinued operations. The Company has in place a revolver with Bank of America, which has a committed line limit of $50,000 through its maturity in January 2028. As of June 30, 2024 and December 31, 2023, the Company had unused borrowing capacity on the revolver of $9,157 and $20,473, respectively, based on the borrowing base calculation as of the respective dates. The Company previously generated additional liquidity by issuing the Convertible Note (as defined Note 14 - Debt) in December 2023.
Given these facts and circumstances, the Company has determined that it is reasonably expected to have adequate financial resources to continue as a going concern for at least the twelve-month period following issuance of these financial statements.

Accounts Receivable and Allowance for Credit Losses
Trade accounts receivables are recorded at the invoiced amount and do not bear interest.

Mynd.ai, Inc.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of U.S. dollars, except share and per share data, or otherwise noted)

The allowance for credit losses is management’s best estimate of the credit losses in existing accounts receivable. The Company monitors the financial performance, historical and expected collection patterns, and creditworthiness of its customers so that management can properly assess and respond to changes in their credit profile. The Company also monitors domestic and international economic conditions for the potential future effect on its customers. Past due balances are reviewed individually for collectability. Account balances are charged against the allowance when management determines it is probable the receivable will not be recovered. All allowance for credit losses are charged to general and administrative expenses on the Company’s consolidated statements of operations.
The allowance for credit losses as of June 30, 2024, and 2023 was as follows:

	Six months ended June 30,
	2024	2023
Balance, January 1	$2,599	$2,970
Adjustments and provision for estimated credit losses	276	(728)
Write offs and collections of accounts receivable	(1,219)	(2)
Foreign currency adjustments	(39)	66
Balance, June 30	$1,617	$2,306
Fair Value Measurements
The carrying amounts of the Company’s financial assets and liabilities, such as cash and cash equivalents, accounts receivable, due from related parties, current related party loans payable and current liabilities of discontinued operations approximate their fair values because of their short-term nature. The fair value of the Company’s loans payable (See Note 14 - Debt), which are categorized as Level 3 within the fair value hierarchy as of June 30, 2024 and December 31, 2023, is not materially different to the carrying value of such facility. The derivative liability associated with the Company’s Convertible Note is remeasured at fair value at each reporting date and is classified as Level 3 in the fair value hierarchy (See Note 14 - Debt).

Certain non-financial assets, such as goodwill, intangible assets, right-of-use assets, and property and equipment, are measured at fair value on a non-recurring basis and are adjusted to fair value only if an impairment charge is recognized. Such fair value measures are considered to be within the Level 3 valuation hierarchy due to the subjective nature of the unobservable inputs used. The Company has not recorded any impairment charges to non-financial assets during any of the periods presented.
Share-based Compensation

The Company accounts for share-based compensation in accordance with ASC 718, Compensation – Stock Compensation, which requires that the grant-date fair value of such awards is recognized ratably over the related vesting period. The Company accounts for forfeitures as they occur.
Recent Accounting Pronouncements Issued but not yet Adopted
In November 2023, the FASB issued Accounting Standards Update ("ASU") 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. This ASU updates reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses and information used to assess segment performance. The amendments in this ASU are effective for public entities for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Company is still evaluating the effect of the adoption of this guidance.

Mynd.ai, Inc.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of U.S. dollars, except share and per share data, or otherwise noted)
In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which enhances the transparency and decision usefulness of income tax disclosures. The amendments address more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. The ASU also includes certain other amendments to improve the effectiveness of income tax disclosures. The amendments in this ASU are effective for public business entities for annual periods beginning after December 15, 2024 on a prospective basis. Early adoption is permitted. The Company is still evaluating the effect of the adoption of this guidance.

On March 6, 2024, the SEC approved a rule that will require registrants to provide certain climate-related information in their registration statements and annual reports. The rule requires information about a registrant's climate-related risks that are reasonably likely to have a material impact on its business, results of operations, or financial condition. The required information about climate-related risks also includes disclosure of a registrant's greenhouse gas emissions. In addition, the rules will require registrants to present certain climate-related financial metrics in their audited financial statements. In April 2024, the SEC stayed implementation of the final rule pending completion of judicial review. The Company is evaluating the potential impact of this rule on the consolidated financial statements and related disclosures.

Note 3. Business Combinations
As discussed above, on December 13, 2023, NetDragon and GEHI completed the Merger that resulted in (i) GEHI divesting its business in China, (ii) NetDragon transferring its education businesses outside of China to eLMTree, (iii) eLMTree becoming a wholly owned subsidiary of GEHI, and (iv) GEHI changing its name to “Mynd.ai, Inc.” The Merger was accounted for as a business combination in accordance with ASC 805. While GEHI is the legal acquirer of eLMTree, the transaction was treated as a reverse acquisition, and consequently, eLMTree was identified as the acquirer for accounting purposes. The purchase consideration was measured at the fair value of GEHI shares issued and outstanding at the close of the merger. The difference between the fair value of the GEHI shares issued less the fair value of GEHI’s identifiable assets acquired (net of liabilities assumed) and non-controlling interest is accounted for as goodwill. The identifiable net assets acquired of GEHI were valued at their respective fair values at the acquisition date.
For accounting purposes, the Merger resulted in eLMTree acquiring an 85% equity interest in GEH Singapore, a company incorporated in Singapore that, through various of its subsidiaries, provides early childhood education services, meeting the needs of children from infancy to six years old through structured courses at kindergarten and student care centers, as well as through franchise relationships with third-party kindergarten services. The Merger provided the eLMTree segment with a pathway to greater autonomy and future financing opportunities as a public company, while providing the GEH Singapore segment with significant new sources of funding to potentially refurbish its existing facilities and expand its footprint in both Singapore and to other countries in the region. The result of this acquisition has been included in the Company’s consolidated financial statements as of and from the date of acquisition. The associated goodwill has been included in the Company’s GEH Singapore and eLMTree reportable segments.

Mynd.ai, Inc.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of U.S. dollars, except share and per share data, or otherwise noted)
The preliminary fair values of the identifiable assets acquired and liabilities assumed as of acquisition date were:

	As previously reported	Measurement period adjustments	As adjusted
Cash and cash equivalents	$16,138	$—	$16,138
Accounts receivable, net	1,464	—	1,464
Prepaid expenses and other current assets	902	1,228	2,130
Current tax assets	282	—	282
Amounts due from related parties	46	—	46
Inventories	141	—	141
Operating lease right-of-use assets	5,398	(538)	4,860
Property and equipment, net	4,773	—	4,773
Other non-current assets	2,226	—	2,226
Intangible assets	7,750	—	7,750
Total Assets	39,121	690	39,810

Accrued expenses and other current liabilities	(5,496)	(108)	(5,604)
Operating lease liabilities - current	(2,903)	—	(2,903)
Operating lease liabilities - non-current	(2,603)	646	(1,957)
Contract liabilities - current	(1,730)	—	(1,730)
Income tax payable	(382)	—	(382)
Other non-current liabilities	(3,977)	—	(3,977)
Deferred tax liability	(1,317)	—	(1,317)
Total Liabilities	(18,408)	538	(17,870)

Total identifiable net assets at fair value	20,713	1,228	21,940
Goodwill	3,991	(1,228)	2,764
Non-controlling interest	(1,855)	—	(1,855)

Purchase consideration transferred	$22,849	$—	$22,849

The preliminary purchase price allocations reflect various fair value estimates and analyses relating to the determination of fair value of certain tangible and intangible assets acquired, non-controlling interest, and residual goodwill. The Company determined the estimated fair value of the identifiable intangible assets and goodwill after review and consideration of relevant information including discounted cash flow analyses, market data, and management’s estimates, with the assistance of an independent valuation firm. The estimated fair value of acquired working capital was determined to approximate carrying value. The goodwill arising from the transaction consists of expected synergies from combining operations of the two companies and has been assigned equally to the eLMTree and GEH reporting units provisionally, pending finalization of purchase price allocation. None of the goodwill will be deductible for tax purposes. Intangible assets acquired comprise of the following:

Mynd.ai, Inc.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of U.S. dollars, except share and per share data, or otherwise noted)

	Purchase price allocation	Useful lives (in years)
Student base (Childcare)	$4,000	4
Franchise relationships	1,700	10
Brands	1,600	10
Content	450	5
Total intangible assets acquired	$7,750

The preliminary fair values of certain net tangible assets and liabilities and intangible assets acquired were based on preliminary valuations, and our estimates and assumptions are subject to change within the measurement period (up to one year from the acquisition date). The primary areas of acquisition accounting that are not yet finalized include, but are not limited to, certain tangible assets and liabilities acquired, income and non-income based taxes, and any resulting adjustments to goodwill. We believe that the information gathered to date provides a reasonable basis for estimating the preliminary fair value of the assets acquired and liabilities assumed. The Company expects to finalize the valuation as soon as practicable, but no later than the end of the measurement period.

Note 4. Revenue Recognition
Revenue
Sales of hardware and accessories, as well as revenue from coordination of freight services for our customers, is recognized at a point in time. Services include enhanced warranty, training revenue, as well as revenue from kindergarten and student care services, and are recognized over time. Revenue from software-as-a-service (SaaS) and revenue from future software upgrade rights are also recognized over time.
The following table presents the Company’s revenue disaggregated based on the revenue source and the timing of revenue recognition:

	Six months ended June 30,
	2024	2023
Revenue from hardware, proprietary embedded firmware and accessories	$137,248	$215,224
Revenue from services	23,038	4,265
Revenue from SaaS	2,463	2,759
Revenue from software upgrade rights	3,234	249
Total revenue	$165,983	$222,497
Contract liabilities

	June 30, 2024	December 31, 2023
Deferred revenue: enhanced warranties	$21,349	$21,057
Deferred revenue: other services	15,812	14,815
Total contract liabilities	$37,161	$35,872
The contract liabilities listed above represent deferred revenue associated with sales of enhanced warranties, services such as training revenue, SaaS, and future unspecified software upgrade rights, as well as deferred revenue associated with kindergarten and student care services. The deferred revenue amounts included as contract liabilities represent the aggregate amount of the transaction price allocated to performance obligations that are unsatisfied (or partially satisfied). These performance obligations are expected to be satisfied as follows:

Mynd.ai, Inc.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of U.S. dollars, except share and per share data, or otherwise noted)

	Enhanced warranties	Other services
Remainder of 2024	$1,683	$10,063
2025	5,022	3,847
2026	5,866	1,178
2027	4,682	510
2028	2,785	207
Thereafter	1,311	7
Total contract liabilities	$21,349	$15,812
During the six months ended June 30, 2024 and 2023, the Company recognized $8,793 and $5,883, respectively, in revenue that was included in contract liabilities as of January 1, 2024 and 2023, respectively. The Company did not have any contract assets as of June 30, 2024 and December 31, 2023.
Note 5.    Segment Disclosures

Segment reporting

Based on how the Company's chief operating decision maker (CODM) assesses the performance of the business, as well as the availability of discrete financial information, the Company has identified two reportable segments: eLMTree and GEH Singapore. The CODM utilizes revenue and operating income to assess the performance of these segments. The Company does not allocate corporate expenses related to the Company’s Board of Directors and strategic initiatives, as well as certain other costs, to the individual segments, and instead reports all such costs in the eLMTree segment. There are no material inter-segment transactions.

Prior to acquisition of the GEH Singapore segment in December 2023, the Company had only one operating segment. The table below represents the segment information reviewed by the Company's CODM for the six months ended June 30, 2024:

	eLMTree	GEH Singapore
Revenue	$146,853	$19,130
Cost of sales	104,039	16,568
Depreciation and amortization expense	2,724	1,320
Operating loss	11,271	823
Interest expense	5,489	29
Interest income	1,314	—
Other income (expense), net	(1,468)	402
Pre-tax loss from continuing operations	7,665	450
Income tax expense	39,616	15
Net loss	47,281	465
The table below represents the segment information reviewed by the Company's CODM as of the following balance sheet dates:

	June 30, 2024		December 31, 2023
	eLMTree	GEH Singapore	eLMTree	GEH Singapore
Property plant and equipment	$10,172	$4,724	$7,037	$4,841
Right of use assets	1,479	6,403	2,412	5,079
Intangible assets	41,607	7,040	43,700	7,750

Mynd.ai, Inc.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of U.S. dollars, except share and per share data, or otherwise noted)
Note 6.    Inventories
Inventories consist of the following:

	June 30, 2024	December 31, 2023
Raw materials	$—	$814
Finished goods	33,662	52,284
	$33,662	$53,098
Note 7.    Prepaid Expenses and Other Current Assets
Prepaid expenses and other current assets consisted of the following:

	June 30, 2024	December 31, 2023
Current tax assets	$3,489	$4,545
Prepaid Expenses	4,341	6,026
Other	4,602	4,095
Total	$12,432	$14,666
Note 8.    Property, Plant, and Equipment, net
Property, plant and equipment, net consist of the following:

	June 30, 2024	December 31, 2023
Buildings	$5,374	$5,462
Plant and machinery	2,234	2,246
Leasehold improvements	131	132
Computer and office equipment	16,522	16,602
Furniture and fixtures	1,961	1,805
Internal use software	2,989	1,719
Construction in progress	6,144	3,866
	35,355	31,832
Less: Accumulated depreciation	(20,459)	(19,954)
Property, plant and equipment, net	$14,896	$11,878
Depreciation expense totaled $1,245, of which $734 was recorded in cost of sales, $190 was recorded in sales and marketing expense, $157 was recorded in research and development expense, and $164 was recorded in general and administrative expense on the Company's consolidated statement of operations for the six months ended June 30, 2024. Depreciation expense totaled $876, of which $169 was recorded in cost of sales, $268 was recorded in sales and marketing expense, $186 was recorded in research and development expense, and $253 was recorded in general and administrative expense on the Company's consolidated statement of operations for the six months ended June 30, 2023.

Mynd.ai, Inc.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of U.S. dollars, except share and per share data, or otherwise noted)
Note 9. Goodwill and Intangible Assets
Goodwill and Indefinite-Lived Intangible Assets
During the six months ended June 30, 2024, the carrying amount of goodwill changed as a result of the adjustments during the measurement period of the acquisition described in Note 3 Business Combinations above and foreign currency adjustments. There were no changes to the carrying amount of indefinite-lived intangible assets during the periods presented. As of both June 30, 2024 and December 31, 2023, the carrying amount of indefinite-lived intangible assets was $35,997.
Finite-Lived Intangible Assets
The components of finite-lived intangible assets are:

	June 30, 2024
	Gross Carrying Amount	Accumulated Amortization	Net Book Value
Customer relationships	$10,514	(10,514)	$—
Patent and developed technology	37,317	(32,006)	5,311
Student base (Childcare)	4,000	(500)	3,500
Franchise relationships	1,700	(85)	1,615
Brands	1,600	(80)	1,520
Tradenames	573	(299)	274
Content	450	(45)	405
Non-compete agreements	54	(29)	25
	$56,208	$(43,558)	$12,650

	December 31, 2023
	Gross Carrying Amount	Accumulated Amortization	Net Book Value
Customer relationships	$10,514	$(10,514)	$—
Patent and developed technology	37,323	(30,023)	7,300
Student base (Childcare)	4,000	—	4,000
Franchise relationships	1,700	—	1,700
Brands	1,600	—	1,600
Tradenames	576	(207)	369
Content	450	—	450
Non-compete agreements	54	(20)	34
	$56,217	$(40,764)	$15,453
No impairments of finite-lived intangible assets were identified during the six months ended June 30, 2024 and 2023. During the six months ended June 30, 2024 and 2023, intangible assets amortization expense was $2,799 and $2,156, respectively, which was entirely included in cost of sales on the Company’s consolidated statement of operations.

Mynd.ai, Inc.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of U.S. dollars, except share and per share data, or otherwise noted)
Note 10. Accrued Expenses and Other Current Liabilities
Accrued expenses and other current liabilities consisted of the following:

	June 30, 2024	December 31, 2023
Accrued payroll	$12,174	$18,525
Deferred R&D credits	4,433	5,053
Rebates and customer advances	1,241	1,242
Interest payable	2,640	4,006
Accrued duty, freight and related expenses	5,745	4,005
Royalties	1,072	2,471
Value added tax payables	953	1,751
Other accrued expenses and liabilities	8,985	8,336
	$37,243	$45,389
Deferred R&D credits represent future offsets to research and development expense in the consolidated statement of operations. These credits were generated through the Company's participation in the U.K. Research and Development Expenditure Credit (RDEC) program.
As of June 30, 2024, accrued payroll includes $1,973 and other accrued expenses and liabilities include $478 out of an aggregate of $7,352 that will be paid in cash as a one-time retention payment to certain officers, directors and employees of the Company in January 2025. There was no comparable balance as of December 31, 2023.

Mynd.ai, Inc.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of U.S. dollars, except share and per share data, or otherwise noted)
Note 11.     Net Loss Per Share

The following table sets forth the computation of basic and diluted loss per share of the Company's ordinary shares, net of non-controlling interest:

	Six months ended June 30,
	2024	2023
Numerator:
Net loss attributable to ordinary shareholders of Mynd.ai, Inc. from continuing operations	$(47,676)	$(15,240)
Net loss attributable to ordinary shareholders of Mynd.ai, Inc. from discontinued operations	(64)	(431)
Net loss attributable to ordinary shareholders of Mynd.ai, Inc.	(47,740)	(15,671)
Denominator:
Weighted average shares outstanding used in calculating net loss per share	456,477,820	426,422,220

Basic and diluted loss per share:
Net loss per share attributable to ordinary shareholders of Mynd.ai, Inc. from continuing operations	(0.10)	(0.04)
Net loss per share attributable to ordinary shareholders of Mynd.ai, Inc. from discontinued operations	—	—
Net loss per share attributable to ordinary shareholders of Mynd.ai, Inc.	$(0.10)	$(0.04)

Basic and diluted loss per share are computed using the weighted average number of ordinary shares outstanding during the period.
The following is a summary of outstanding potential ordinary shares that have been excluded from the computation of diluted net loss per share attributable to ordinary shareholders because their inclusion would have been anti-dilutive:

For the Six Months Ended June 30,
2024
Convertible note	33,021,304
Restricted stock units	1,266,753
There are no comparable amounts for the six months ended June 30, 2023 as both the Convertible Note and the Incentive Plan (as defined in Note 12) did not exist in the first half of 2023.

Note 12.     Share-based Compensation
In January 2024, the Company’s Board of Directors approved the Mynd.ai Equity Incentive Plan (the “Incentive Plan”). Under the Incentive Plan, awards may be granted to officers, employees and consultants of the Company or any of its affiliates in the form of stock options, restricted shares, restricted stock units ("RSUs"), stock appreciation rights, performance stock, performance stock units and other awards. The maximum aggregate number of ordinary shares that was initially authorized for issuance under the Incentive Plan is 54,777,338, together with a corresponding number of American Depositary Shares ("ADS"). On April 10, 2024, the Company’s Board of Directors awarded RSUs, representing an aggregate of 3,501,350 ADSs, to certain directors, executive officers and employees that vest over specified time periods, subject to the recipient’s continued service. As of June 30, 2024, the Company had outstanding share-based awards representing 3,461,171 ADSs.

Mynd.ai, Inc.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of U.S. dollars, except share and per share data, or otherwise noted)
During the six months ended June 30, 2024, the Company recorded share-based compensation expenses of $1,131 in general and administrative expenses in the consolidated statements of operations. As of June 30, 2024, total unrecognized compensation expense related to unvested awards was $12,437, which is expected to be recognized over a weighted-average period of 2.67 years.

Note 13. Related Party Transactions
As of June 30, 2024 and December 31, 2023, the Company has receivables of $2,319 and $2,759, respectively, and payables of $6,107 and $5,080, respectively, with related parties with common ownership. These payables exclude the Loans payable, related parties, non-current discussed below, as well as the Convertible Note discussed in Note 14 - Debt. During the six months ended June 30, 2024 and 2023, the Company received services from related parties totaling $2,823 and $5,329 respectively.

On July 15, 2022, the Company entered into a related party loan agreement with Best Assistant Education Online Limited, a subsidiary of NetDragon, (“Best Assistant” or the "Borrower"). The loan agreement allowed the Borrower to receive a non-interest bearing loan from the Company up to a maximum of $10,000. The loan was due on the earlier of (i) June 30, 2023 or (ii) a change in control of the Borrower. The outstanding balance owed to the Company as of December 31, 2022 was $7,919. This loan was fully repaid in the first quarter of 2023.

The Controlling Shareholder, through its various operating and financing subsidiaries, has historically provided funding to eLMTree on an interest-free basis with no set repayment date. As of June 30, 2024 and 2023, the Company had $4,715 and 4,670, respectively, in funding from the Controlling Shareholder, which was recorded as Loans payable, related parties, non-current on the consolidated balance sheets.
The non-controlling interest in the Company is held by a current employee of GEH Singapore. As of June 30, 2024 and December 31, 2023, the non-controlling interest recorded in equity was $1,819 and $1,889, respectively.
Concurrent with the closing of the GEH Acquisition described in detail in Note 3 Business Combination, the Company issued the Convertible Note to a related entity. See further discussion of this note in Note 14, Debt.
Note 14. Debt
Debt outstanding consists of the following:

	June 30, 2024	December 31, 2023
Revolver	$21,288	$32,000
Paycheck Protection Program Loan	180	194
Less revolver issuance costs	(176)	(252)
Loans payable, current	21,292	31,942

Convertible Note (a)	52,768	50,585
Embedded derivative (b)	5,059	14,308
Less issuance costs on convertible debt	(86)	(116)
Paycheck Protection Program Loan	—	82
Loans payable, non-current	57,741	64,859

Loans payable, related parties, non-current	4,715	4,670
	$83,748	$101,471
(a) The Convertible Note balance at June 30, 2024 is comprised of the convertible note's initial measurement at $50,260, which represents the gross proceeds received less fair value of the embedded derivative, $1,643 of PIK note issued in June 2024, $146 of accrued PIK interest for which the PIK note will be issued in December 2024, and accretion of discount on issuance of $719.
The Convertible Note balance on December 31, 2023 is comprised of the Convertible Note's initial measurement at $50,260, which represents the gross proceeds received less fair value of the embedded derivative, $169 of accrued PIK interest, and accretion of discount on issuance of $156.
(b) Represents the embedded derivative included within the Convertible Note that is bifurcated and stated at fair value.

As of June 30, 2024 and December 31, 2023, the Company believes it was in material compliance with covenants on all its debt agreements.
The following table summarizes the debt maturities for the Convertible Note, the Revolver and the Paycheck Protection Program Loan (see further discussion of these debt instruments below):

Remainder of 2024	$98
2025	82
2026	—
2027	—
2028 (1) (2)	88,077
Thereafter	—
$88,257
(1) The Company classifies the Revolver as a current liability on its consolidated balance sheets due to its intent and practice of using the Revolver for short-term financing needs. However, in the table above, the Revolver has been reflected at its maturity date in 2028.
(2) Debt maturing in 2028 also includes the Convertible Note with a maturity value of $65,000, PIK note issued with a maturity value of $1,643, and accrued PIK interest of $146.

Convertible Note

Concurrent with the closing of the GEH Acquisition described in detail in Note 3, the Company issued a senior secured convertible note, in the principal amount of $65,000 (the “Convertible Note”). The Convertible Note bears (i) cash interest at the rate of 5.00% per annum and (ii) paid-in-kind interest ("PIK") at the rate of 5.00% per annum, payable by issuing additional notes (the “Convertible Note” or "Notes" while referring to the Convertible Note plus the Notes issued in connection with the PIK interest). The cash interest and PIK interest are both payable semiannually on June 15 and December 13 of each year. The Company prepaid the cash interest due in 2024 at the time of issuance of the Convertible Note, so the first semiannual payment of cash interest will be on June 15, 2025. PIK interest is payable by issuing additional notes in an amount equal to the applicable amount of PIK interest for the interest period. In June 2024, the Company issued a PIK note in the principal amount of $1,643.

Certain features of the Convertible Note require bifurcation and separate accounting as a single embedded derivative (the “Embedded Derivative”) from the Convertible Note pursuant to ASC 815. The Embedded Derivative is measured at fair value utilizing Level 3 inputs under the fair value measurement hierarchy. As of June 30, 2024 and December 31, 2023, the Embedded Derivative was valued at $5,059 and $14,308, respectively. The decrease in fair value was largely driven by a decline in the Company's share price over that period. It is included in non-current loans payable in the consolidated balance sheets.

During the six months ended June 30, 2024, the Company recognized a gain on remeasurement of the Embedded Derivative of $9,249, which was recorded in the consolidated statement of operations.
The fair value of the Embedded Derivative was calculated using a with and without method at June 30, 2024 and December 31, 2023 using a Monte Carlo simulation model with the following assumptions -

	June 30, 2024	December 31, 2023	Relationship of significant unobservable input to fair value
Expected volatility	62.0%	56.0%	Increase in expected volatility will increase the value of the derivative
Risk-free rate	4.4%	3.8%	Increase in risk-free rate will increase the value of the derivative
Credit risk adjusted rate	20.0%	20.0%	Increase in credit risk adjusted rate will increase the value of the derivative

Revolver

In June 2018, the Company entered into a secured revolving line of credit facility for borrowings up to $35,000 with Bank of America with an original termination date of June 25, 2021, which was extended to January 19, 2028 through subsequent amendments. Subsequent amendments also amended the borrowing capacity up to $74,000 through March 31, 2024, and $50,000 thereafter through January 19, 2028. During the six months ended June 30, 2024, the Company expensed revolver amendment fees and expenses of $77. Amendment fees were not written off during the six months ended June 30, 2023.

As of June 30, 2024 and December 31, 2023, the outstanding balance on the line of credit was $21,288 and $32,000, respectively. Of the total outstanding balance at June 30, 2024, $15,288 incurred interest at an annual rate of 9.80%, $3,000 incurred interest at an annual interest rate of 7.68% and $3,000 incurred interest at an annual interest rate of 7.71%. Of the total outstanding balance at December 31, 2023, $10,000 incurred interest at an annual rate of 8.06%, $14,000 incurred interest at an annual interest rate of 8.09% and $8,000 incurred interest at an annual interest rate of 8.08%. As of June 30, 2024 and December 31, 2023, the Company had unused borrowing capacity of $9,157 and $20,473 respectively, based on the borrowing base calculation as of the respective dates.
Paycheck Protection Program
In May 2020, the Company entered into a $5,396 loan agreement under the Paycheck Protection Program (the “PPP”) with a 1% interest rate, which is administered by the U.S. Small Business Administration (the “SBA”). During the six months ended June 30, 2024 and 2023, the Company accrued interest of $1 and $2, respectively, in relation to the Paycheck Protection Program Loan. During the six months ended June 30, 2024 and 2023, the Company repaid $97 and $96 of the PPP loan, including the accrued interest.
The loans payable, related parties, non-current are discussed in detail above in Note 13 - Related Party Transactions.
Note 15. Commitments and Contingencies
Warranty
Changes in accrued warranty liabilities during the indicated periods are as follows:

Mynd.ai, Inc.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of U.S. dollars, except share and per share data, or otherwise noted)

	Six months ended June 30,
	2024	2023
Balance, January 1	$17,871	$13,550
Provision	2,856	10,043
Utilized	(5,233)	(6,888)
Foreign currency adjustment	(45)	369
Balance, June 30	$15,449	$17,074

The provision amount in the table above represents adjustments recorded for estimated future costs related to units under warranty as of each balance sheet date, including both accruals for warranties issued during the first half of 2024 and changes in the provision for accruals related to previously issued warranties. Included in the 2024 provision amount is a reduction of $2,489 as a result of lower estimated future costs due to continued low failure rates on our ActivPanel 9 and our ActivPanel LX models. The provision reflects the most current information available to the Company regarding key inputs into the estimated provision, including product failure rates and costs necessary to provide the warranty services.
The utilized amount in 2023 in the table above includes $3,602 of transportation, warehousing, and repair costs associated with increasing stock of refurbished inventory in response to the timing of warranty claims related to post pandemic sales.
Litigation
The Company may be subject to various legal proceedings and claims of which the outcomes are subject to significant uncertainty. The Company’s policy is to assess the likelihood of any adverse judgments or outcomes related to legal matters, as well as ranges of probable losses. A determination of the amount of the liability required, if any, for these contingencies is made after an analysis of each known issue. A liability would be recognized and charged to operating expense when the Company determines that a loss is probable, and the amount can be reasonably estimated. Additionally, the Company will disclose contingencies for which a material loss is reasonably possible, but not probable.
As of June 30, 2024, and through the date of the issuance of these consolidated financial statements, the Company does not believe the resolution of any legal proceedings or claims of which it is aware or any potential actions will have a material effect on its financial position, results of operations or cash flows.
Note 16.    Leases

The table below presents certain information related to the Company’s lease costs:

	Six months ended June 30,
	2024	2023
Operating lease expense	$2,894	$960
Short-term lease expense	281	256
Total lease cost	$3,175	$1,216

Mynd.ai, Inc.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of U.S. dollars, except share and per share data, or otherwise noted)
Note 17.    Income Taxes
The provision for income taxes for interim tax periods is generally determined using an estimate of the Company’s annual effective tax rate, excluding jurisdictions for which no tax benefit can be recognized due to valuation allowances, and adjusted for discrete tax items during the period.
As of December 31, 2023, the Company had accumulated U.S. deferred tax assets totaling $41,362. These assets primarily arose from net operating loss carryforwards and temporary differences related to accrued liabilities and reserves. As of June 30, 2024, the Company assessed the available positive and negative evidence in evaluating the realizability of its existing deferred tax asset. Two significant pieces of objective negative evidence identified were the cumulative pre-tax losses in the U.S. in recent years and the decline in sales in the first six months of 2024 due to reduced customer demand. Such objective evidence limits the ability to consider more subjective evidence, such as projections for future improved operating results. On the basis of this evaluation, the Company has recorded a full valuation allowance against these U.S. deferred tax assets, due to the uncertainty regarding their realizability.
The Company recorded income tax expense of $39,631 and a benefit for income taxes of $5,143 for the six months ended June 30, 2024 and 2023, respectively. The June 30, 2024 provision includes a discrete income tax expense of $41,362 due to the recording of a full valuation allowance against the U.S. deferred tax assets in the period, which also caused the effective tax rate for the current year to differ from the statutory tax rate.

Note 18.    Employee Benefits Plan
The Company contributes to a number of defined contribution plans which provide benefits based upon the contributions made to the plans. The assets of the plans are held separately from those of the Company in independently administered funds. The contribution cost incurred by the Company to the plan amounted to $2,493, and $1,289 for the six months ended June 30, 2024 and 2023, respectively.
Note 19. Significant Concentrations
One customer represented $27,030 and $52,330 (or 16.3% and 23.5%) of revenue for the six months ended June 30, 2024 and 2023, respectively. Another customer represented $17,806 and $22,494 (or 10.7% and 10.1%) of revenue for the six months ended June 30, 2024 and 2023, respectively. All customers that represented more than 10% of revenue were part of the eLMTree operating segment. No other customers represented more than 10% of revenue for the six months ended June 30, 2024 and 2023.
Two suppliers represented $62,821 and $104,262 (or 52.1% and 63.6%) of cost of sales for the six months ended June 30, 2024 and 2023, respectively. No other suppliers represented more than 10% of cost of sales for the six months ended June 30, 2024 and 2023.
One customer represented $8,492 and $13,476 (or 12.6% and 21.1%) of accounts receivable as of June 30, 2024 and December 31, 2023, respectively. No other customers represented more than 10% of accounts receivable as of June 30, 2024 and December 31, 2023, respectively.
Note 20. Discontinued Operations
The following table provides a reconciliation of the Company’s net loss from discontinued operations presented in the consolidated statements of operations for the six months ended June 30, 2024 and 2023.

Mynd.ai, Inc.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of U.S. dollars, except share and per share data, or otherwise noted)

	Six months ended June 30,
	2024	2023
Revenue	$—	$—
Cost of sales	—	(119)
Gross profit	—	119
Operating expenses:
General and administrative	64	525
Research and development	—	24
Sales and marketing	—	1
Total operating expenses	64	550

Operating loss from discontinued operations	(64)	(431)

Loss from discontinued operations, before income taxes	(64)	(431)

Income tax benefit (expense)	—	—

Net loss from discontinued operations	$(64)	$(431)
Note 21.     Subsequent Events
The Company has evaluated all known events and transactions that occurred after June 30, 2024 through the date of the issuance of these consolidated financial statements, and determined that that no subsequent events have occurred that would require recognition or disclosure in these financial statements, except as disclosed elsewhere in these notes to the consolidated financial statements.